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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65894

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Quantex Clearing, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Highway 36 – Suite 109
(No. and Street)

Hazlet	NJ	07730
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank W. Bracero — (201) 706-7152
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name - if individual, state last, first, middle name)

488 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Quantex Clearing, LLC
As of December 31, 2019, and
report of independent registered public accounting
firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Quantex Clearing, LLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditor's Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
        Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
        Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
        Pursuant to Rule 15c3-1 (included above) and the Computation for
        Determination of Reserve Requirements Under Rule 15c3-3 (included above).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
        Condition With Respect to Methods of Consolidation.
[x] An Affirmation.
[ ] A report describing any material inadequacies found to exist or found to have existed since
        the date of the previous audit (Supplemental Report on Internal Control).
[x] Independent Auditors' Report Regarding Rule 15c3-3 exemption.
[x] Rule 15c3-3 Exemption Report.

**   For conditions of confidential treatment of certain portions of this filing, see section 240.17a-
        5(e)(3).

AFFIRMATION

I, Frank W. Bracero, affirm that, to the best of my knowledge and belief, the accompanying Statement of Financial Condition and supplemental schedules pertaining to Quantex Clearing, LLC (the "Company") for the year ended December 31, 2019, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Frank W. Bracero
Name

Chief Financial Officer
Title

**Subscribed and sworn
to before me**



2/27/2020



ROBERT E MEYER
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6358188
Qualified in Richmond County
Commission Expires 05/08/2021

Quantex Clearing, LLC
Index



Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of Quantex Clearing, LLC
Hazlet, NJ

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Quantex Clearing, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2014.

New York, New York
February 27, 2020

1.

Quantex Clearing, LLC
Statement of Financial Condition
For the year ended December 31, 2019

Assets

Cash	$	24,669,347
Securities borrowed		80,496,750
Receivables from brokers and dealers		702,628
Deposits with clearing broker dealer		503,073
Deposits with clearing organizations		391,682
Non-marketable securities		76,897
Other assets		994,784
Total assets		**$ 107,835,161**

Liabilities and Members' Equity

Liabilities

Securities loaned	$	66,928,689
Accounts payable		556,174
Accrued expenses and other liabilities		1,095,159
Total liabilities		**68,580,022**
Member's equity		39,255,139
Total liabilities and member's equity		**$ 107,835,161**

Note 1 – Organization

Quantex Clearing, LLC (the "Company") is a wholly owned subsidiary of VCT Holdings LLC ("VCT"), which VCT is ultimately wholly owned by VCT Holdings II, LLC ("VCT II"). The Company is self-clearing broker-dealer registered with the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc ("FINRA") and the various securities exchanges in which it maintains membership. The Company's principal business activities include securities borrow and securities loan activities and acting as a provider for companies to borrow specific securities. On August 22, 2019, the Company began to refer customers on a fully disclosed basis with a clearing broker-dealer for equities.

The Company is approved by FINRA to engage as a clearing broker for two correspondent clients with proprietary accounts. For the year ended December 31, 2019, the Company had not engaged in any clearing activity. The Company was organized as a limited liability company under the laws of the State of Delaware in 2010

On July 30, 2019, VCT II signed an agreement with Nexus Clearing Investor ("Nexus"). Subsequently on October 29, 2019 the owners for VCT Holdings, LLC contributed 100% of their equity into Nexus Clearing LLC ("Nexus"). This transaction was approved by FINRA and finalized on October 29, 2019.

On July 31, 2019 and October 29, 2019, the Parent contributed $1,500,000 and $35,700,000 of cash capital into the Company.

On February 1, 2020, the Company changed its legal name to Velocity Clearing, LLC.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation
The accompanying Statement of Financial Condition have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), which includes industry practices.

Use of Estimates
Management makes estimates and assumptions that affect the reported amounts in the Statement of Financial Condition and accompanying footnotes. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable. However, actual results could differ from those estimates and differences may be material.

Cash
The Company has all cash on deposit with a major money center bank. Cash is carried at cost, which approximates fair value. The cash balances on deposit exceed Federal Deposit Insurance Corporation insured limits.

Securities Borrowed and Securities Loaned Activities
Securities borrowed and Securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or similar collateral with the lender. With respect to Securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed or securities loaned daily with additional collateral obtained or returned, as necessary. Interest receivable or interest payable on such transactions is accrued and included in the Statement of Financial Condition in Other assets and Accrued expenses and other liabilities, respectively.

Receivables from and Payables to Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations include amounts receivable from securities locate fees, fees receivables on securities borrowed related transactions and clearing deposits at a broker-dealer. Payables to broker-dealers and clearing organizations include an amount owed of $177 to a clearing organization, which is included in Accrued expenses and other liabilities.

Receivables from Broker-Dealer and Reserve for Doubtful Accounts

The Company carries its Receivables from broker-dealers at cost less a reserve for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes a reserve for doubtful accounts if necessary. The Company can adjust the reserve based on multiple factors which include history of past debts, collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis. At December 31, 2019, the Company reviewed its receivables from broker-dealers and determined that all are collectible.

Deposits with Clearing Organizations

These balances consist of cash deposits at National Securities Clearing Corporation and Depository Trust Company deposits required to transact as a member firm.

Deposits with Clearing Broker Dealer

This balance consists of cash deposits at a clearing broker dealer where the Company is conducting fully disclosed activities.

Non-Marketable Securities

The Company owns Depository Trust & Clearing Corporation common stock. These shares are reflected as Non-marketable securities in the Statement of Financial Condition. Management determined these values to be Level 2 inputs because it has a quoted price in a market that is not active. There were no transfers of securities among levels 1, 2 or 3 during the year ended December 31, 2019.

Other Assets

The balances reported in Other assets predominantly consists of interest receivables on securities borrowed transactions, cash security deposits on leased office premises, property and equipment, and right to use related to leases of $391,322.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the remaining useful lives of the assets, ranging from 3 to 5 years, less any permanent impairments. These balances of $35,971 are included in the Statement of Financial Condition in Other assets.

Accounts Payable

The balances reported in Accounts payable predominantly consists of amounts owed to various vendors for securities related activities, these amounts owed are less than 60 days outstanding.

Accrued expenses and other liabilities

The balances reported in Accrued expenses and other liabilities predominantly consists of interest payables on securities loaned transactions, employee bonuses, and lease liability of $391,322.

Income Taxes

The Company is a limited liability company and is treated as a partnership for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the members for federal and state income tax purposes. At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing re-evaluation as facts and circumstances may require.

Concentration

Substantially all the cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses on such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Safe Harbor 401K Plan
The Company currently has a Safe Harbor 401K matching plan. The matching contribution equals 100% on the first 6% of participant's compensation which is deferred as an elective deferral.

Recently Issued Accounting Pronouncement

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The main objective of this new standard is to provide financial statement users with more decision-useful information about the expected credit losses on financial assets and other commitments to extend credit held by a reporting entity at each reporting date. ASU 2016-13 applies to all entities and is effective for fiscal years beginning after December 15, 2019 for "public entities", including non-public registered broker-dealers, with early adoption permitted. In October 2019, the FASB voted to defer implementation of the standard for smaller reporting companies, such as the Company, to fiscal years beginning after December 15, 2022. The Company has assessed the impact to the Statement of Financial Condition and no material impact was noted.

Recently Adopted Accounting Pronouncement

On January 1, 2019, the Company adopted ASU No. 2016-02 "Lease (Topic 842)" and subsequent amendments thereto, which requires the Company to recognize most leases on the Statement of Financial Condition. The Company adopted the standard under a modified restrospective approach as of the dateof adoption and elected to apply several of the available practical expedients, including:

- Carry over of historical lease determination and lease classification conclusions;
- Carry over of historical initial direct cost balances for existing leases;
- Accounting for lease ad non-lease components in contracts in which the Company is a lessee as a single lease component.

Adoption of the leasing standard resulted in the recognition of operating right-of-use assets of $226,896 and operating lease liabilities of $226,896 as of January 1, 2019. These amounts were determined based on the present value of remaining minimum lease payments, discounted using the Company's incremental borrowing rate as of the date of adoption. There was no material impact to the timing of expense or income recognition in the Company's Statement of Income. Prior periods were not restated and continue to be presented under legacy GAAP. Disclosures about the Company's leasing activities are presented in Note 4 – Leases.

Securities borrowed and securities loaned transactions

Securities borrowed transactions require the Company to deposit cash and other collateral with lender. At December 31, 2019, the Company has advanced cash under securities borrowed agreements of $80,496,750. With respect to securities loaned, the Company receives collateral generally in an amount in excess of the market value of the securities loaned. At December 31, 2019, the Company has received collateral under securities loaned agreements of $66,928,689. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Note 3 – Regulatory Requirements

Net Capital Requirements
The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined in SEC Rule 15c3-3. At December 31, 2019, the Company had net capital, as defined, of $37,876,867 which was $37,626,867 in excess of its required net capital of $250,000.

Cash and Securities Segregated under Regulations
As a registered broker-dealer, the Company is subject to the SEC Customer Protection Rule ("Rule 15c3-3") under the Securities Exchange Act of 1934. The Rule requires the deposit of cash and/or qualified securities, as defined, in a special reserve account for the exclusive benefit of customers.

The Company did not engage in clearing activity during the calendar year; however, the Company is approved as a clearing broker, and when it is engaged as such, the Company will be subject to SEC Rule 15c3-3. As of December 31, 2019, there was no amount deposit requirement required to be segregated in a special reserve account for the exclusive benefit of customers. During 2019, the Company did not hold customer funds or securities.

Note 4 – Leases

Effective January 1, 2019, the Company adopted ASU 2016-02, Leases (Topic 842). The Company has obligations as a lessee for office spaces with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases do not contain renewal options. The weighted average remaining life of the lease term for these leases was 4.09 years as of December 31, 2019.

The operating lease asset and lease liability are determined at the commencement date of the lease based on the present value of the lease payments. As most of our leases do not provide an implicit rate, the Company used its incremental borrowing rate, the rate of interest to borrow on a collateralized basis for a similar term, at the lease commencement date. The Company utilized a weighted average discount rate of 5.17% in determining the lease liability as of December 31, 2019.

The Company made a policy election to exclude the recognition requirements of ASU 2016-02 to short-term leases, those leases with original terms of 12 months or less. Short-term lease payments are recognized in the income statement on a straight-line basis over the lease term. Certain real estate leases may contain lease and non-lease components, such as common area maintenance charges, real estate taxes, and insurance, which are generally accounted for separately and are not included in the measurement of the lease liability since they are generally able to be segregated. The Company does not sublease any of its leased properties. There were no sale and leaseback transactions, leveraged leases or lease transactions with related parties during the year ended December 31, 2019.

Future minimum lease payments, exclusive of renewal provisions, and a reconciliation of undiscounted lease cash flows and the lease liability recognized in the statement of financial condition as of December 31, 2019 is shown below:

2021	95,351
2022	56,737
2023	58,177
2024	59,644
Thereafter	15,285
Total future minimum lease payments (undiscounted)	434,019
Discounting effect on cash flows	(42,697)
Lease liability (discounted)	$ 391,322

Note 5 - Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of or providing services to the Company.

Note 6 – Line of Credit

The Company has a secured financing arrangement with the Bank of Montreal that permits the Company to borrow an amount up to $5,000,000, bearing interest at the rate of 3.90% annually. All borrowings are fully secured by securities pledged to the lender and are subject to repayment on demand. There was no outstanding principal balance at December 31, 2019.

Note 7 – Related Party Transaction

The Company engages in various securities transactions with a broker dealer affiliate.

At December 31, 2019, assets and liabilities with a related party consist of:

Assets		
Securities borrowed	$	1,158,300
Other assets		82,097
	Total assets $	1,240,397
Liabilities		
Securities loaned	$	7,386,500
Accrued expenses and other liabilities		85,021
	Total liabilities $	7,471,521

Note 8 – Collateralized Agreements

8

The Company enters into securities borrowed and securities loaned transactions to, among other things, settle other securities obligations, accommodate customers' needs and conduit matched book activities. The Company manages credit exposure arising from such transactions by entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty. The Company monitors the fair value of the underlying securities as compared with the related receivable or payable, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized.

In accordance with applicable accounting guidance, there were no eligible items for netting. All securities borrowed and securities loaned transactions were executed on a overnight or open basis, with rights to terminate by either counterparty. At December 31, 2019, the underlying collateral for securities borrowed and securities lending transactions were US denominated equities.

At December 31, 2019, the approximate fair values of collateral received which may be sold or repledged by the Company were:

Fair value of collateral related to securitites borrowed transactions	$ 78,823,360
Total	$ 78,823,360

At December 31, 2019, the approximate fair values of the portion of collateral received that were sold or repledged by the Company were:

Fair value of collateral related to securitites loaned transactions	$ 65,629,236
Total	$ 65,629,236

Note 9 – Credit Risk and Financial Instruments with Off Balance Sheet Risk

In the normal course of business, the Company executes and settles securities financing activities with securities lending counterparties. These securities transactions are on a cash basis performed under a master securities lending agreement. The Company is exposed to risk of loss on these transactions in the event the counterparty or affiliate fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing fair value prices.

The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to these activities can be directly impacted by volatile trading markets which may impair the ability of the counterparties to satisfy their obligations to the Company.

In connection with securities financing activities, the Company enters into securities borrowing and lending arrangements which may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

Note 10 – Subsequent Events

Effective January 31, 2020, the Firm now holds customer cash and has reporting obligations under SEC Rule 15c3-3.

On February 3, 2020, the Company was approved for membership on the NASDAQ BX and NASDAQ PHLX LLC.

****